DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, New Jersey 07078-2704

www.dlapiper.com

David C. Schwartz

david.schwartz@dlapiper.com

T  973.520.2555

F  973.520.2575

Partners Responsible for Short Hills Office:

Andrew P. Gilbert

Michael E. Helmer

October 23, 2017

Via UPS Overnight

Office of the Secretary

Room 10915

Mail Stop 1090

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-1090

Re:	ADMA Biologics, Inc.
Registration Statement on Form S-1
Filed October 11, 2017
File No. 333-220910

Dear Ms. Paik and Ms. Breslin:

On behalf of ADMA Biologics, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 18, 2017 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 filed on October 11, 2017 (the “Registration Statement”).

Concurrently with this letter, the Company is publicly filing with the Commission Amendment No. 1 to the publicly filed Registration Statement (“Amendment No. 1”). A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed.

The numbering of the paragraph below corresponds to the numbering of the Staff’s comment set forth in the Letter, which, for the Staff’s convenience, has been incorporated into this response letter, marked with italicized text. Page references in this letter are to page numbers in Amendment No. 1.

Registration Statement on Form S-1 filed October 11, 2017

Underwriting, page 81

1.	Based on your disclosure on the cover page and in this section, it appears you are registering a firm commitment underwritten offering of your common stock at a fixed price on a non-delayed and non-continuous basis. Given this, please explain your disclosure, "After the initial offering of the shares of Common Stock, the offering price and other selling terms may be changed by the underwriters."

Securities and Exchange Commission

October 23, 2017

Page Two

Response:	The Company acknowledges the Staff’s comment and has revised page 81 of Amendment No. 1 to clarify the terms of the Company’s proposed fixed price, non-delayed, non-continuous offering.

The Company appreciates the Staff's attention to the review of the Registration Statement. Please contact the undersigned at (973) 520-2555 if you have any questions regarding the foregoing.

Very truly yours,

DLA Piper LLP (US)

By:	/s/ David C. Schwartz, Esq.
David C. Schwartz, Esq.

cc:	Adam S. Grossman President and Chief Executive Officer, ADMA Biologics, Inc.